Exhibit 99.1
Qiao Xing Universal Telephone, Inc.’s Major Subsidiary CEC Telecom Co., Ltd. has Continued to Gain Market Share and is Now Ranked among the Top Five Local Mobile Phone Handset Producers in the China Market
     HUIZHOU, Guangdong, March 21 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today announced that according to a survey conducted by Sino Market Research Ltd. (Sino-MR), in February 2006, the brand of its major subsidiary CEC Telecom Co., Ltd. (CECT) had further moved up one place in the market share league chart for local and foreign mobile phone handsets in the China market. The ‘CECT’ brand is now ranked among the top five local mobile phone handset producers in terms of market share of the month, a medium term objective we set ourselves not so long ago.
     Mr. Wu Zhi Yang, Chairman of CECT and Vice Chairman of XING, said, “For the past two years, thanks particularly to efforts in research and development which produced results, CECT has moved up 18 places in the market share league chart, edging out in the process competitors who were once household names. CECT’s strength is also evident from the industry accolade it receives for its brand and its products. The ‘CECT’ brand has been rated among the top ten in the mobile phone handset market in China, and the ‘CECT P06’ model the most popular among home-grown Smartphones.
     “Perhaps more importantly for the shareholders of XING, CECT is among the few local mobile phone handset producers who are highly profitable. According to our estimate on an un-audited management account basis, CECT’s net income for 2005 would double that for 2004 to reach US$29 million on net sales of US$250 million.
     “CECT’s net sales would increase 21% from 2004 to 2005, according to our estimate. The management believes that CECT could grow at an even higher rate in the coming years with more funds raised from the international capital market.”
     About Sino-MR
     Sino-MR is a leading market research and information agency in China specialized in Retail audits, Consumer research, Market segmentation, Brand surveys and Product testing in China (http://www.sino-mr.com/Company_Overview.htm).
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to more than $244 million in 2004. The Company’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, advanced mobile phones, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. This includes the world’s first model of dual mode and dual call waiting GSM/CDMA smartphone, the ‘CECT CoolPAD 728.’ The Company has established co-operative relationships with leading telecom and software companies for their China strategy, including Microsoft and Palm, aiding success for its ‘High End Mobile Phone Strategy’. XING currently distributes over 260 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. The Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com.
     Forward-looking statements
     This release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking statements involve risks and uncertainties that include, but not limited to, those relating to economic, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions. Such statements are based on management’s current expectations, but actual results may differ materially due to various factors, including those risks and uncertainties mentioned or referred to in this press release.
          For more information, please contact:
Rick Xiao
IR Director of XING
Tel: +86-752-282-0268
     Email: rickxiao@qiaoxing.com
SOURCE Qiao Xing Universal Telephone, Inc.